JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

January 29, 2016

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re:	JNL Series Trust
File Nos. 33-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust (the "Trust"), enclosed herewith for electronic filing pursuant to Rule 14a under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting, Proxy Statement, and Form of Proxy and Voting Instruction Cards to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.

The proposal for consideration by shareholders of the Trust is as follows:

1.	JNL/Ivy Asset Strategy Fund (the "Fund") only. To approve certain investment strategy changes for the Fund.

The shareholder's meeting for the Trust is scheduled to be held on March 21, 2016.  Please do not hesitate to contact me at (517) 367-4336 to discuss the Proxy Statement or if you have any questions concerning this filing.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary

encs.